

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

January 11, 2010

Mr. Shane Reeves
Chief Financial Officer
West Canyon Energy Corp.
20333 State Highway 249, Suite 200-113
Houston, TX 77077

    Re: **West Canyon Energy Corp.**
       Form 10-KSB for the Fiscal Year Ended June 30, 2008
       Filed September 29, 2008
       Form 10-K for the Fiscal Year Ended June 30, 2009
       Filed October 13, 2009
       File No. 333-130673

Dear Mr. Reeves:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Karl Hiller
              Branch Chief